# SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C 20549



# FORM 11-K

## ANNUAL REPORT

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from _______ to _________

COMMISSION FILE NUMBER ~~8-28475~~
1-15060

A. Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051 Basel, Switzerland

# FINANCIAL STATEMENTS

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

Years ended December 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

Financial Statements

Years ended December 31, 2005 and 2004

## Contents



*Schedules of Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2005 and 2004 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.*

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee of the
UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

We have audited the accompanying statements of net assets available for benefits of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2005 and 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 16, 2006

Ernst & Young LLP

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

Statements of Net Assets Available for Benefits

| | December 31 | |
|---|---|---|
| | **2005** | **2004** |
| **Assets** | | |
| Investment in UBS Financial Services Inc. Master Investment Trust, at fair value | **$ 33,685,392** | $ 28,394,345 |
| Participant loans | **472,900** | 472,535 |
| Contributions receivable: | | |
| Participant | **238,496** | 10,896 |
| Company, net | **1,078,722** | 1,140,263 |
| Total assets | **35,475,510** | 30,018,039 |
| **Liabilities** | | |
| Accrued expenses | **12,780** | 9,780 |
| Total liabilities | **12,780** | 9,780 |
| Net assets available for benefits | **$ 35,462,730** | $ 30,008,259 |

*See accompanying notes to the financial statements.*

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

Statements of Changes in Net Assets Available for Benefits

| | Year ended December 31 2005 | 2004 |
|---|---|---|
| **Additions to net assets** | | |
| Investment income from UBS Financial Services Inc. | | |
| Master Investment Trust: | | |
| Interest income | **$ 435,052** | $ 265,804 |
| Dividends from UBS Company Stock Fund | **307,680** | 271,976 |
| Capital gain distributions and other dividends | **314,593** | 249,663 |
| Total investment income | **1,057,325** | 787,443 |
| Net appreciation in fair value of investment in UBS Financial Services Inc. Master Investment Trust | **2,724,166** | 3,534,446 |
| Contributions: | | |
| Participants | **1,272,679** | 1,197,430 |
| Rollovers | **46,343** | 266,190 |
| Company, net | **1,303,722** | 1,140,263 |
| Total contributions | **2,622,744** | 2,603,883 |
| Total additions to net assets | **6,404,235** | 6,925,772 |
| **Deductions from net assets** | | |
| Distributions to participants | **800,901** | 1,089,345 |
| Administrative expenses | **148,863** | 122,983 |
| Total deductions from net assets | **949,764** | 1,212,328 |
| Net increase in net assets available for benefits | **5,454,471** | 5,713,444 |
| Net assets available for benefits: | | |
| Beginning of year | **30,008,259** | 24,294,815 |
| End of year | **$ 35,462,730** | $ 30,008,259 |

*See accompanying notes to the financial statements.*

## 1. Description of the Plan

The following description of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the "Plan") provides only general information. Participants should refer to the Prospectus/Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

### General

The Plan is a defined contribution plan and which covers employees of UBS Financial Services Incorporated of Puerto Rico (the "Company"), or any of its subsidiaries or affiliates which have adopted the Plan who are residents of and work in Puerto Rico. The Company is a wholly owned subsidiary of UBS Financial Services Inc. ("UBS Financial Services"), which is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which in turn is a wholly owned subsidiary of UBS AG ("UBS").

The Plan became effective January 1, 2000 and has been amended from time to time. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time provided that such action does not reduce accrued benefits of any participant. At December 31, 2005, there were 374 Plan participants.

An employee is eligible to participate in the Plan on the first day of service performed for the Company. A participant may make pre-tax contributions, after-tax contributions or rollover contributions as of the first day of the first payroll period coinciding with or following the date the participant is both eligible to participate and has elected to participate in the Plan.

The Plan includes four contribution types: participant contributions, a Company match, a Company retirement contribution and a qualified deferred payment (the "QDP"). The Plan is established under the laws of Puerto Rico and is subject to Puerto Rico contribution limits. All other features of the Plan are similar to those of the UBS Financial Services Inc. 401(k) Plus Plan ("UBS 401(k)").

The Plan's assets are invested in a master trust which in turn invests in mutual funds, commingled funds, separately-managed accounts, insurance contracts (GICs) and the UBS Company Stock Fund (the "UBS Stock Fund").

## 1. Description of the Plan (continued)

Certain accounting and other administrative services are provided by affiliates of the Company at no charge to the Plan.

### Master Trust

The UBS Financial Services Inc. Master Investment Trust (the "Master Trust") was established on January 1, 2000 for the Plan and the UBS 401(k). Effective April 1, 2003, the Master Trust merged with the UBS Financial Services Inc. Pension Plan Trust (the "Pension Plan") to create one trust consisting of the Plan, the UBS 401(k) and the Pension Plan. The investments of all three plans are all held in the Master Trust, which is administered by The Northern Trust Company (the "Trustee"). Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of all three plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of each plan.

### Participant Contributions

A participant's contributions can consist of "pre-tax contributions," which reduce the participant's taxable compensation, "after-tax contributions," which do not reduce a participant's taxable compensation or "rollovers," which are transfers from other Puerto Rico tax qualified retirement plans.

For each plan year, a participant is eligible to make pre-tax contributions through payroll deductions of 0% to 10% of their eligible compensation. The dollar amount of a participant's contributions cannot exceed certain Plan and Puerto Rico Internal Revenue Code (the "Code") limits. Eligible compensation is defined as 499-R-2/W-2 PR earnings (subject to certain adjustments), not to exceed $210,000 and $205,000 for 2005 and 2004, respectively, as adjusted pursuant to the U.S. Internal Revenue Code. Pre-tax contributions are limited by the Code to $8,000 for 2005 and 2004. These limits will be subject to change in future years to be consistent with U.S. and Puerto Rico Code limits.

## 1. Description of the Plan (continued)

Participants are also permitted to make after-tax contributions of 0% to 10% of their eligible compensation provided that the maximum combined rate of a participant's pre-tax and after-tax contributions does not exceed 20% for 2005 and 2004. After-tax contributions may be considered in determining the Company's matching contribution.

Additionally, participants may make rollover contributions to the Plan. A rollover contribution is a transfer from another Puerto Rico tax-qualified retirement plan. The amount rolled over will be credited to a participant's account and will be treated similar to appreciation on pre-tax contributions for plan accounting and Puerto Rico income tax purposes.

### Company Contributions

Each year, the Company uses pre-tax and after-tax contributions in determining the amount of the Company's matching contribution for each participant. The Company match is calculated by multiplying each participant's pre-tax and after-tax contributions (up to 6% of eligible compensation) by 50% and is capped on a graduated scale, which is based on the pre-tax earnings for the UBS Wealth Management USA business area as reported in UBS published reports. Company match contributions and earnings are invested according to the participant's investment elections.

The Company also provides a retirement contribution (basic profit sharing contribution) equal to a percentage of the participant's eligible compensation based on the participant's years of service with the Company as of the beginning of the Plan year. The retirement contribution is invested according to the participant's investment election in effect for pre-tax and after-tax contributions. If a participant's investment election was not in place, the default investment was the UBS Stable Value Fund for 2005 and 2004.

The QDP feature is a supplemental profit sharing contribution provided to participants who satisfy certain eligibility requirements. The amount of the contribution is based on a participant's age at the beginning of the Plan year. If a participant's investment election is not in place, the same procedures as for the retirement contribution are followed.

## 1. Description of the Plan (continued)

### Limitation on Contributions for Highly-Compensated Employees ("HCE's")

The Code limits the amount of pre-tax contributions that can be made to the Plan for HCE's. As a result of those limitations, the ability of an HCE to make pre-tax contributions may be restricted. To meet those limitations, the Plan may be required to refund pre-tax contributions that had previously been made by the HCE.

### Investment Options

Participants can select from 99 investment options to invest their account balances and future contributions. The investment options are organized into three tiers. The three tiers, as described in the Plan's Investment Guide, are as follows:

1. The Lifecycle Tier is comprised of five target-year lifecycle funds. This tier is intended for participants who want minimal involvement in setting and monitoring their asset allocation. The participant chooses the year in which they expect to utilize their retirement assets and then invests in the fund that most closely matches their retirement time horizon. The fund manager chooses the asset allocation strategy and adjusts the investment mix over time. The Plan's Investment Committee monitors the Lifecycle Tier funds' performance.

2. The Core Tier is comprised of fourteen funds including the UBS Stock Fund, each with a distinct asset class and investment style. This tier is intended for participants who are interested in making their own asset allocation decisions. The participant sets their asset allocation strategy and uses Core Tier funds to build their portfolio. The participant is responsible for adjusting their asset allocation strategy and investment mix over time as needed. The Plan's Investment Committee monitors the Core Tier funds' performance.

**1. Description of the Plan (continued)**

3. The Mutual Fund Window Tier is comprised of the remaining investment options and consists of a wide array of funds offered by American Funds, PIMCO Advisors and UBS Global Asset Management (US) Inc. ("UBS GAM"). This tier is intended for participants who want flexibility in setting and monitoring their asset allocation and are willing and able to evaluate investment options. The Plan's Investment Committee monitors the performance of the fund families within the tier on an annual basis, but does not monitor the performance of each fund.

The UBS mutual funds' investment advisor, administrator and distributor is UBS GAM, an indirect wholly-owned subsidiary of UBS Americas. UBS GAM earns management fees from the S&P 500 Index Fund and the UBS Select Money Market Fund. These fees were paid by the Company and participants.

Additionally, Dwight Asset Management, a qualified professional asset manager (QPAM), independently selected by UBS GAM as a sub-investment manager for a portfolio of fixed income securities within the Stable Value Fund; a separately-managed account. As such, management fees from the Stable Value Fund are paid by participants invested in the Fund; including that portion of the fees related to assets managed by UBS GAM. Management fees paid by the Company to UBS GAM amounted to $279 and $1,454 for 2005 and 2004, respectively.

**Participant Accounts**

Under the Plan each participant has two accounts—their Employee Account and their Company Account. The two accounts are managed by the employee as a single account, only one asset allocation can be selected and is applicable to both accounts. The participant's Employee Account reflects all contributions made by the participant in addition to income, gains, losses, withdrawals, distributions, loans and expenses attributable to these contributions.

The participant's Company Account reflects their share of the Company's contributions, from the Company match, the Company retirement contribution and the QDP, for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to those Company contributions.

## 1. Description of the Plan (continued)

### Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match and earnings thereon after attaining either three years of service, reaching age 65, becoming totally and permanently disabled or upon death. A participant is vested in the retirement contributions and QDP contributions and earnings thereon after attaining either five years of service, reaching age 65, becoming totally and permanently disabled or upon death.

Forfeited balances of terminated participants' nonvested Company Accounts are used to reduce the Company's contributions to the Plan.

### Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the provisions of the Plan. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of their account in a lump-sum amount or in installments over a period of up to ten years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

### Participant Loans

Participants may obtain loans from the Plan. Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's semi-monthly paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's right to receive further loans under the Plan.

## 1. Description of the Plan (continued)

### Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant affected shall become fully vested in their Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in such a manner as the Company may determine.

## 2. Significant Accounting Policies

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

### General

Certain prior year amounts have been reclassified to conform to the current year presentation.

### Valuation of Investments

The Plan records its investment in the Master Trust at fair value, which represents the Plan's interest in the net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is determined by quoted market prices where there is an active market for the investment, which includes domestic and foreign equities, United States government and other agency obligations, asset backed securities, domestic and foreign corporate debt and mutual funds. Values for cash equivalents and securities denominated in foreign currencies have been converted into U.S. dollars based on average closing exchange rates on the last business day of the year. Units of the Trustee's short-term investments include money market funds valued at cost, which approximates market value. Investments in venture capital and foreign hedge funds are valued at fair value using methods determined in good faith by the General Partners of the funds. Certain corporate debt and foreign debt are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Insurance contracts (GICs) and benefit responsive agreements are valued at contract value.

## 2. Significant Accounting Policies (continued)

### Securities Transactions

The Master Trust records purchases and sales of investments on a trade date basis and realized gains and losses on investments are computed using average cost.

### Investment Income

The Master Trust recognizes dividend income on the ex-dividend date.

### Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2005 and 2004 and reported amounts of income and expense for the years then ended. Actual results could differ from those estimates.

## 3. Contributions

The Company's contributions to the Plan are as follows:

| | Year ended December 31 | |
|---|---|---|
| | **2005** | **2004** |
| Company match | **$ 409,250** | $ 326,721 |
| Company retirement contribution | **694,692** | 617,088 |
| QDP | **225,000** | 210,000 |
| Forfeitures | **(25,220)** | (13,546) |
| Net company contributions | **$ 1,303,722** | $ 1,140,263 |

Forfeitures consist of units of the investment options forfeited in accordance with the vesting provisions of the Plan. Forfeited units are converted to cash at applicable daily closing prices. The Company's net contribution for the Plan year is made by the following September.

## 4. Investments

Investments within the Master Trust that represent 5% or more of the Plan's net assets are as follows:

| | December 31 2005 | December 31 2004 |
|---|---|---|
| UBS Stock Fund,160,251.37 and 154,551.30 shares, respectively | **$15,502,930** | $13,167,730 |
| Mutual Fund Window Tier, 286,949.53 and 268,465.10 units, respectively | **5,495,370** | 4,975,439 |
| Strong Mid Cap Growth Fund, 108,108.12 and 109,950.88 units, respectively | **3,604,482** | 3,240,473 |
| Jennison Large Cap Growth Fund, 208,185.60 and 199,668.64 units, respectively | **3,229,493** | 2,717,028 |
| UBS S&P 500 (Large Cap Core), 156,972.85 and 121,460.36 shares, respectively | **2,455,055** | 1,809,152 |

The Master Trust holds the investments of the Plan, UBS 401(k) and the Pension Plan. Each participating retirement plan has an interest in the Master Trust. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust. The Trustee accounts for the Pension Plan's investment income and expenses in a separate account from the Plan and UBS 401(k). The plans' interests in the net assets of the Master Trust were:

| Plan | December 31 2005 | December 31 2004 |
|---|---|---|
| UBS Financial Services Inc. 401(k) Plus Plan | **77.25%** | 76.75% |
| UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan | **1.19** | 1.10 |
| UBS Financial Services Inc. Pension Plan | **21.56** | 22.15 |
| Total Master Trust | **100.00%** | 100.00% |

**4. Investments (continued)**

The following table represents the fair value of investments held by the Master Trust as of December 31:

| | 2005 | 2004 |
|---|---|---|
| Investments, at fair value: | | |
| Mutual funds | **$ 1,926,077,835** | $ 1,751,188,594 |
| UBS Stock Fund | **612,059,702** | 559,374,444 |
| Insurance contracts (GICs) | **254,433,964** | 242,317,545 |
| Short-term investments | **41,169,246** | 31,623,362 |
| Total investments, at fair value | **2,833,740,747** | 2,584,503,945 |
| Payable for securities purchased | **(6,965,591)** | (9,258,810) |
| Receivable for securities sold | **732,772** | 5,248,617 |
| Investment income receivable | **3,345,107** | 4,486,193 |
| Total net investments, at fair value | **$ 2,830,853,035** | $ 2,584,979,945 |

The following table represents investment income earned by the Master Trust for the years ended December 31:

| | 2005 | 2004 |
|---|---|---|
| Net realized and unrealized appreciation of investments: | | |
| Mutual funds | **$ 135,524,522** | $ 160,663,373 |
| UBS Stock Fund | **74,022,309** | 108,848,737 |
| | **209,546,831** | 269,512,110 |
| Interest and dividend income | **60,790,659** | 50,123,774 |
| | **$ 270,337,490** | $ 319,635,884 |

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

| | Year ended December 31 | |
|---|---|---|
| | 2005 | 2004 |
| Net appreciation in fair value: | | |
| Mutual Funds | **$ 1,492,415** | $ 2,106,978 |
| UBS Stock Fund | **1,231,751** | 1,427,468 |
| | **$ 2,724,166** | $ 3,534,446 |

**5. Puerto Rico Income Taxes**

The Plan has received a favorable determination letter from the Puerto Rico Department of Treasury (the "Treasury") dated August 24, 2001 stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Code of 1994 and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Treasury, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the Master Trust is tax exempt. The Plan has not been qualified nor is intended to be qualified under sections 401(a) or 401(k) of the United States Internal Revenue Service Code.

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

Schedule H, Line 4(i)—Assets Held for Investment Purposes

| | Year ended December 31 | |
|---|---|---|
| | **2005** | **2004** |
| Participant loans | **$472,900** | $472,535 |

## Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

By:____________________________

Robert McCormick, a member of the
Benefits Administrative Committee

Dated: June 28, 2006

**Exhibit 23**

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8: No. 333-49214) pertaining to the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan of UBS Financial Services Incorporated of Puerto Rico (the "Company") of our report dated June 16, 2006, with respect to the financial statements and schedule of the Company's UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

New York, New York
June 28, 2006